Mail Stop 3010

December 17, 2009

Mr. John Reyes
Senior Vice President and Chief Financial Officer
Public Storage
701 Western Avenue
Glendale, CA 91201

     Re: **Public Storage Properties V, Ltd.**
             Form 10-K for the year ended December 31, 2008
             Forms 10-Q for the periods ended March 31, June 30, and September 30, 2009
             File No. 0-09208

Dear Mr. Reyes:

      We have completed our review of your Form 10-K and related filings and have no further comments at this time.

                                  Sincerely,

                                  Daniel L. Gordon
                                  Branch Chief